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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[X] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

    Kimberlin                        Kevin                B.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

    535 Madison Avenue, 18th Floor
--------------------------------------------------------------------------------
                                    (Street)

    New York                          NY                10022
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

    The Immune Response Corporation

________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

    July 2002

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable Line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by More than One Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

1. Title of Security                  2.            3.           4.                              5.            6.       7.
(Instr. 3)                            Transaction   Transaction  Securities Acquired (A) or      Amount of     Owner-   Nature of
                                      Date          Code         Disposed of (D)                 Securities    ship     Indirect
                                      (mm/dd/yy)    (Instr. 8)   (Instr. 3, 4 and 5)             Beneficially  Form:    Beneficial
                                                    -----------  ------------------------------- Owned at End  Direct   Ownership
                                                                                                 of Month      (D) or   (Instr. 4)
                                                                                 (A)             (Instr. 3     Indirect
                                                                     Amount      or     Price    and 4)        (I)
                                                     Code     V                  (D)                           (Instr.4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.0025
per share                                                                                        35,000         I       See Note (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.0025
per share                                                                                        16,000         I       See Note (2)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.0025
per share                                                                                       227,916         I       See Note (3)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.0025
per share                                                                        See Note (4) 1,794,871         I       See Note (4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

1.  Held by the reporting person's spouse.

2.  Held in a retirement account for the benefit of the reporting person.

3.  Held by Kimberlin Family Partners L.P. a Colorado limited partnership, of which the reporting person is the general partner.

4.  The reported securities were included in Units, each of which included one share of the Issuer's common stock and one warrant to purchase one share of the Issuer's common stock (which warrants have subsequently expired), purchased in 1997 for $7.80 per Unit by Kevin Kimberlin Partners, L.P., a Delaware limited partnership, of which the general partner is KKP Management LLC, a Nevada limited liability company, of which the reporting person is the managing member.
------------------------------------------------------------------------------------------------------------------------------------
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.         SEC 1474 (3-99)
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).


Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

1.                  2.       3.      4.        5.            6.                7.                8.       9.        10.     11.
Title of            Conver-  Trans-  Trans-    Number of     Date              Title and Amount  Price    Number    Owner-  Nature
Derivative          sion     action  action    Derivative    Exercisable and   of Underlying     of       of        ship    of
Security            or       Date    Code      Securities    Expiration Date   Securities        Deriv-   deriva-   Form    In-
(Instr. 3)          Exer-    (Month/ (Instr.   Acquired (A)  (Month/Day/Year)  (Instr. 3 and 4)  ative    ative     of      direct
                    cise     Day/    8)        or Disposed   ----------------  ----------------  Secur-   Secur-    Deriv-  Bene-
                    Price    Year)   -------   of (D)                                            ity      ities-    ative   ficial
                    of                         (Instr. 3,                                        (Instr.  Bene-     Secur-  Owner-
                    Deriv-                     4 and 5)                                          5)       ficially  ity:    ship
                    ative                      ------------                                               Owned     Direct  (Instr.
                    Secur-                                                                                at End    (D) or  4)
                    ity                                                                  Amount           of        In-
                                                                                         or               Month     direct
                                                             Date     Expira-            Number           (Instr.   (I)
                                                             Exer-    tion               of               4)        (Instr.
                                      Code V    (A)   (D)    cisable  Date     Title     Shares                     4)
------------------------------------------------------------------------------------------------------------------------------------
Option to buy                                                                  Common
Common Stock        $18.25   12/15/92  A                     Immed.   12/15/02 Stock      25,000                     D
------------------------------------------------------------------------------------------------------------------------------------
Option to buy                                                                  Common
Common Stock         $8.00    9/19/94  A                     Immed.    9/19/04 Stock       6,250                     D
------------------------------------------------------------------------------------------------------------------------------------
Option to buy                                                                  Common
Common Stock         $5.44    6/14/95  A                     Immed.    6/14/05 Stock       6,250                     D
------------------------------------------------------------------------------------------------------------------------------------
Option to buy                                                                  Common
Common Stock        $12.25    5/30/96  A                     Immed.    5/30/06 Stock       6,250                     D
------------------------------------------------------------------------------------------------------------------------------------
Option to buy                                                                  Common
Common Stock         $8.75    5/22/97  A                     Immed.    5/22/07 Stock       6,250                     D
------------------------------------------------------------------------------------------------------------------------------------
Option to buy                                                                  Common
Common Stock        $13.69    6/11/98  A                     Immed.    6/11/08 Stock       6,250                     D
------------------------------------------------------------------------------------------------------------------------------------
Option to buy                                                                  Common
Common Stock       $7.3125    5/25/99  A                     Immed.    5/25/09 Stock       6,250                     D
------------------------------------------------------------------------------------------------------------------------------------
Option to buy                                                                  Common
Common Stock      $5.78125    8/17/99  A                     Immed.    8/17/09 Stock       4,719                     D
------------------------------------------------------------------------------------------------------------------------------------
Option to buy                                                                  Common
Common Stock      $5.9380     5/25/00  A                     Immed.    5/25/10 Stock       6,250                     D
------------------------------------------------------------------------------------------------------------------------------------
Option to buy                                                                  Common
Common Stock      $3.9380    11/27/00  A                     Immed.   11/27/10 Stock      29,367                     D
------------------------------------------------------------------------------------------------------------------------------------
Option to buy                                                See Note          Common
Common Stock      $3.9380    11/14/00  A                     (5)      11/14/10 Stock      70,638                     D
------------------------------------------------------------------------------------------------------------------------------------
Option to buy                                                                  Common
Common Stock       $3.450     6/21/01  A                     6/22/02   6/21/11 Stock       6,250                     D
------------------------------------------------------------------------------------------------------------------------------------
Option to buy                                                                  Common
Common Stock        $0.59     6/17/02  A                     6/17/03   6/17/12 Stock       6,250            155,424  D
------------------------------------------------------------------------------------------------------------------------------------
8% Convertible
Debenture                                                                      Common                                       See
due 2004          $1.1536     11/9/01  P        1,733,703    Immed.   11/09/04 Stock   1,733,703                     I      Note (6)
------------------------------------------------------------------------------------------------------------------------------------
Warrant to buy                                                                 Common                                       See
Common Stock      $1.4420     11/9/01  P        1,733,703    Immed.   11/09/11 Stock   1,733,703          3,467,406  I      Note (6)
------------------------------------------------------------------------------------------------------------------------------------
8% Convertible
Debenture                                                                      Common                                       See
due 2005           $1.036    02/14/02  P        1,716,001    Immed.   02/14/05 Stock   1,716,001                     I      Note (7)
------------------------------------------------------------------------------------------------------------------------------------
Warrant to buy                                                                 Common                                       See
Common Stock      $1.1655    02/14/02  P        1,716,001    Immed.   02/14/12 Stock   1,716,001          3,432,002  I      Note (7)
------------------------------------------------------------------------------------------------------------------------------------

1.                  2.       3.      4.        5.            6.                7.                8.       9.        10.     11.
Title of            Conver-  Trans-  Trans-    Number of     Date              Title and Amount  Price    Number    Owner-  Nature
Derivative          sion     action  action    Derivative    Exercisable and   of Underlying     of       of        ship    of
Security            or       Date    Code      Securities    Expiration Date   Securities        Deriv-   deriva-   Form    In-
(Instr. 3)          Exer-    (Month/ (Instr.   Acquired (A)  (Month/Day/Year)  (Instr. 3 and 4)  ative    ative     of      direct
                    cise     Day/    8)        or Disposed   ----------------  ----------------  Secur-   Secur-    Deriv-  Bene-
                    Price    Year)   -------   of (D)                                            ity      ities-    ative   ficial
                    of                         (Instr. 3,                                        (Instr.  Bene-     Secur-  Owner-
                    Deriv-                     4 and 5)                                          5)       ficially  ity:    ship
                    ative                      ------------                                               Owned     Direct  (Instr.
                    Secur-                                                                                at End    (D) or  4)
                    ity                                                                  Amount           of        In-
                                                                                         or               Month     direct
                                                             Date     Expira-            Number           (Instr.   (I)
                                                             Exer-    tion               of               4)        (Instr.
                                      Code V    (A)   (D)    cisable  Date     Title     Shares                     4)
------------------------------------------------------------------------------------------------------------------------------------

8% Convertible                                                                                                              See
Debenture                                                                      Common                                       Notes
due 2005           $0.432    05/03/02  P        9,276,437    Immed.   05/13/05 Stock   9,276,437                     I      (8)(12)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                            See
Warrant to buy                                                                 Common                                       Notes
Common Stock        $0.54    05/03/02  P        9,276,437    Immed.   05/03/12 Stock   9,276,437          18,552,874 I      (8)(12)
------------------------------------------------------------------------------------------------------------------------------------
8% Convertible                                                                                                              See
Debenture                                                                      Common                                       Notes
due 2005          $0.4776    06/24/02  P        2,093,802    Immed.   06/24/05 Stock   2,093,802                     I      (9)(12)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                            See
Warrant to buy                                                                 Common                                       Notes
Common Stock       $0.597    06/24/02  P        2,093,802    Immed.   06/24/12 Stock   2,093,802           4,187,604 I      (9)(12)
------------------------------------------------------------------------------------------------------------------------------------
8% Convertible                                                                                                              See
Debenture                                                                      Common                                       Notes
due 2005         $0.3992     07/11/02  P        1,419,433    Immed.   07/11/05 Stock   1,419,433  $566,638           I      (10)(12)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                            See
Warrant to buy                                                                 Common                                       Notes
Common Stock      $0.499     07/11/02  P        1,419,433    Immed.   07/11/12 Stock   1,419,433           2,838,866 I      (10)(12)
------------------------------------------------------------------------------------------------------------------------------------
8% Convertible                                                                                                              See
Debenture                                                                      Common                                       Notes
due 2005         $0.3704     07/30/02  P        1,720,272    Immed.   07/30/05 Stock   1,720,272  $637,189           I      (11)(12)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                            See
Warrant to buy                                                                 Common                                       Notes
Common Stock     $0.4634     07/30/02  P        1,720,272    Immed.   07/30/12 Stock   1,720,272           3,440,544 I      (11)(12)
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(5) An equal portion of the options to purchase 70,638 shares of the Issuer's common stock, which were granted to the reporting person on November 14, 2000, vest each day that the reporting person remains a member of the Issuer's board of directors, with the entire grant to become fully vested on January 1, 2003.

(6) On November 9, 2001, Kevin Kimberlin Partners, L.P., a Delaware limited partnership, of which the general partner is KKP Management LLC, a Nevada limited liability company, of which the reporting person is the managing member, purchased (a) a promissory note initially convertible into 1,733,703 shares of the Issuer's common stock and (b) a warrant to purchase 1,733,703 shares of the Issuer's common stock.

(7) On February 14, 2002, Oshkim Limited Partnership, of which the reporting person is an affiliate, purchased (a) a promissory note initially convertible into 1,716,001 shares of the Issuer's common stock and (b) a warrant to purchase 1,716,001 shares of the Issuer's common stock.

(8) On May 3, 2002, Oshkim Limited Partnership, of which the reporting person is an affiliate, purchased (a) a promissory note initially convertible into 9,276,437 shares of the Issuer's common stock and (b) a warrant to purchase 9,276,437 shares of the Issuer's common stock.

(9) On June 24, 2002, Oshkim Limited Partnership, of which the reporting person is an affiliate, purchased (a) a promissory note initially convertible into 2,093,802 shares of the Issuer's common stock and (b) a warrant to purchase 2,093,802 shares of the Issuer's common stock. The promissory note is alternatively convertible (at the option of the reporting person and subject to the receipt of all necessary corporate and regulatory approvals) into 10 units (rather than the Issuer's common stock) to be sold by the Issuer as part of a contemplated private offering of units comprised of the Issuer's common stock and warrants.

(10) On July 11, 2002, The Kimberlin Family 1998 Irrevocable Trust, of which the reporting person is an affiliate, purchased (a) a promissory note initially convertible into 1,419,433 shares of the Issuer's common stock and (b) a warrant to purchase 1,419,433 shares of the Issuer's common stock. The promissory note is alternatively convertible (at the option of the reporting person and subject to the receipt of all necessary corporate and regulatory approvals) into units (at a price of $100,000 per unit) to be sold by the Issuer as part of a contemplated private offering of units comprised of the Issuer's common stock and warrants.

(11) On July 30, 2002, The Kimberlin Family 1998 Irrevocable Trust, of which the reporting person is an affiliate, purchased (a) a promissory note initially convertible into 1,720,272 shares of the Issuer's common stock and (b) a warrant to purchase 1,720,272 shares of the Issuer's common stock. $433,362 of the promissory note is alternatively convertible (at the option of the reporting person and subject to the receipt of all necessary corporate and regulatory approvals) into units (at a price of $100,000 per unit) to be sold by the Issuer as part of a contemplated private offering of units comprised of the Issuer's common stock and warrants.

(12) Pursuant to a Letter Agreement, dated as of August 8, 2002, by and between the Issuer, Oshkim Limited Partnership and The Kimberlin Family 1998 Irrevocable Trust, neither Oshkim nor the Trust may without the prior written consent of the Issuer, vote or sell any shares of the Issuer's common stock issuable upon the conversion or the exercise of any promissory note or warrant issued in May, June and July 2002 until the Issuer obtains stockholder approval of such issuances of notes and warrants for purposes of compliance with certain NASD rules.



================================================================================



/s/ KEVIN B. KIMBERLIN                                     August 12, 2002
---------------------------------------------            -----------------------
    Kevin B. Kimberlin                                          Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

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